UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 21)

New Germany Fund Inc. (GF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644465106

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  917,080

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  917,080

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

917,080

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

3.70%

14. Type of Reporting Person (See Instructions)

IA

This statement constitutes Amendment No. 21 to the Schedule 13D filed on April 9, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4 IS AMENDED AS FOLLOWS:

Item 4. Purpose of Transaction.

The filing persons have ceased to be beneficial owners of 5% of the common shares of the issuer.

ITEM 5 IS AMENDED AS FOLLOWS:

Item 5. Interest in Securites of the Issuer.

(a) and (b) As per the semi-annual report dated June 30, 2007 there were 24,804,698 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number. Karpus Investment Management represents beneficial ownership of 917,080 shares or 3.70% of the outstanding shares. Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.57%, Dana R. Consler owns 0.72% and Cody B. Bartlett Jr. owns 0.51%. Apogee Partners L.P. owns 13,301 shares of GF. Canalview Partners L.P. is also a hedge fund managed by Karpus Investment Managment, of which Kathy Crane owns 0.07% and Karpus Profit Sharing Plan owns 4.64%. Canalview Partners L.P. currently owns 40,587 shares of GF. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.61% and Kathy Crane owns 0.08%. Garnsey Partners L.P. currently owns 32,970 shares of GF. Additionally, Karpus Investment Management Profit Sharing Plan currently owns 3,924 shares, Kathy Crane currently owns 114 shares, George W. Karpus currently owns 7,866 shares, Dana R. Consler currently owns 408 shares, Jo Ann Van Degriff currently owns 1,619 shares and Karpus Investment Managemend Defined Benefit Plan currently owns 259 shares. None of the other principals of KIM presently owns shares of GF.

(c) During the last sixty days the following shares of common stock were traded:

 Date Shares Price
 12/28/2007  2,350   $17.33
 12/28/2007  (1,320)  $17.35
 12/31/2007  60   $17.42
 12/31/2007  (5,875)  $17.51
 1/22/2008  (10,415)  $13.81
 2/5/2008  4,000   $14.59
 2/6/2008  7,000   $14.56
 2/7/2008  480   $14.41
 2/8/2008  35   $14.02
 2/11/2008  40   $14.08
 2/12/2008  1,124   $14.50
 2/13/2008  8,435   $14.70
 2/14/2008  2,500   $14.78
 2/15/2008  370   $14.80
 2/22/2008  4,000   $15.04
 2/25/2008  (160,463)  $16.46
 2/26/2008  (563,509)  $16.44
 2/27/2008  123   $15.95
 2/27/2008  (229)  $15.92
 2/28/2008  5,075   $15.80
 2/28/2008  (1,366)  $15.82
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

ITEM 6 IS AMENDED AS FOLLOWS:

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   March 4, 2008